Mail Stop 3561
      July 8, 2005


Robert E. Dolan
Chief Financial Officer
Lynch Interactive Corporation
401 Theodore Fremd Avenue
Rye, New York  10580

RE:  	Lynch Interactive Corporation
      Revised Schedule 14A; File No. 0-15097
	Filed June 23, 2005

Dear Mr. Dolan:

	We have reviewed the above-referenced filings and have the following comments. Please revise your Schedule 14A and Schedule 13E-3 to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note your response to our prior comment six. Yet it appears that these proposed actions are separate matters that require separate consideration by your shareholders. Please revise to unbundle the matters as separate proposals on the proxy card and provide a balanced discussion of the positive and negative aspects of the proposal relating to the right of first refusal option in the proxy statement. Also note that you may condition each proposal upon the approval of the other to address the concern expressed in your response. Alternatively, if shareholder approval of the portion of the amendment that describes the right of first refusal is required by state law, your charter or bylaws, then please provide us with a detailed analysis in your response letter of why this proposed portion is so immaterial as to not merit separate consideration by your shareholders.

2. Revise the letter to shareholders to indicate that you have added a fifth proposal relating to adjourning the meeting to solicit additional proxies.

Summary Term Sheet, page 1

3. Provide an example of the fair market value to be paid in lieu of fractional shares in the reverse stock split as of the most recent date practicable.

Special Factors, page 12

4. Please disclose when you expect to make your decision on filing the amendment that effects the reverse stock split, as indicated in your response to our prior comment 10.

Background of the Proposal, page 12

5. As stated in prior comment 12, your background section should disclose the substance of all meetings, negotiations, contacts, etc., among board members and executive officers during the consideration of the Rule 13e-3 transaction. Please revise to provide an expanded description of all contacts leading up to the board`s decision to approve the reverse split transaction. For example, disclose who first proposed the possibility of taking the company private and when this occurred. Also, it is unclear what took place between the meeting of the audit committee on January 12, 2005, where Deloitte &
Touche expressed concerns about the company`s readiness to comply with Section 404, and the subsequent meetings in January and February
2005 at which the board considered the specific price to pay for fractional shares in a reverse stock split. In addition, explain why the board considered the cash out price in the reverse stock split before it evaluated alternative ways to take the company private at the meeting on March 9, 2005. The disclosure should make clear how and when the board determined to pursue a going private transaction and, specifically, a reverse stock split.

6. Disclose the specific concerns that Deloitte & Touche expressed and any advice it gave to the audit committee in connection with the company`s Section 404 compliance.

7. Revise to describe the nature of the "uncertainties as to when and if the proposal would be acted upon" that led the board to use a formula price. Also disclose what prompted the board to increase the price from 110% to 120% of the average market price and how it determined to use a 20-day average. Furthermore, explain what the board learned from the Caymus Partners draft report and opinion that resulted in the addition of the $29 per share floor.

Opinion of Financial Advisor, page 20

8. As requested in prior comment 20, please file the Caymus
Partners
draft and final reports as exhibits to the Schedule 13E-3 pursuant to
Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, as they appear to be materially related to the Rule 13e-3 transaction.

9. Indicate that the advisor`s opinion addresses fairness to the company`s "public shareholders" and explain that the term refers to
"unaffiliated security holders" as indicated in your response to prior comment 36.

10. So that investors may realize the significance of each analysis, please indicate the multiples Caymus Partners utilized. See prior comment 21.

11. We reissue prior comment 32 and request that you revise the document to disclose the financial forecasts that the audit committee and board utilized or provided to Caymus Partners and the assumptions underlying the forecasts.

Alternative Transactions Considered, page 26

12. Revise the discussion of the issuer tender offer alternative to include your response to prior comment 25.

13. Quantify the company`s expenses to date relating to its defense of the Taylor False Claims Act case. Also provide further details about why defending the case impacted the board`s decision not to consider a third party buy-out.

Fairness of the Reverse Stock Split, page 28

14. We reissue prior comment 30 in part. Disclose whether or not the transaction is substantively and procedurally fair to both unaffiliated security holders who will be cashed out in the reverse stock split and those unaffiliated security holders who will retain their investment in the company. Again, we refer you to Question and
Answer No. 19 in Exchange Act Release No. 34-17719, which explains that the discussion should address fairness of the transaction to different groups of unaffiliated security holders if the transaction may have a different impact on them.

15. Revise to state that the Rule 13e-3 transaction was approved by a majority of directors who are not employees of the company in accordance with Item 1014(e) of Regulation M-A. See prior comment 31.

16. Revise to indicate how the board specifically evaluated the company`s going concern value and explain how the cash to be paid in lieu of fractional shares compares in relation to that value. Quantify the company`s going concern value to the extent possible.

17. Disclose the specific current and historical market prices that the board considered and clarify whether or not the prices support the board`s fairness determination. In this regard, disclose the discount that the cash payable in the reverse stock split represents as compared to the higher market prices during the preceding 12-month period, particularly during the first quarter of 2005 when the board was formulating the terms of the going private transaction, and provide a more thorough discussion of why the board believes the transaction is fair in light of the discount. Your current disclosure at the top of page 29 is vague. See prior comment 29.

18. To the extent the board is relying on the analyses of Caymus Partners with respect to book value and liquidation value, then the board should expressly adopt the advisor`s analyses. Refer to Question and Answer No. 20 in Exchange Act Release No. 34-17719. If the board does not adopt the advisor`s analysis of the factors listed in Instruction 2(iii) and (v) to Item 1014 of Regulation M-A, then the board must provide its own discussion of the factors.

19. Revise to disclose whether the board evaluated the consideration as it compares to any firm offers made during the past two in accordance with Instruction 2(viii) to Item 1014 of Regulation M-
A.
If true, you may state that the board did not consider any firm offers because there were none.

20. In the last paragraph on page 28, have the board acknowledge that the company paid substantially higher prices pursuant to the repurchase plan and demonstrate how those prices compare to the amount payable in the reverse stock split.

Special Interests of Affiliated Persons in the Transaction, page
31

21. Please revise your discussion of affiliate shareholders, as amended in response to our prior comment 15, so that it also covers affiliates that are not directors or officers.

Market Related Information, page 37

22. Please include all completed fiscal quarters in your table of stock sales prices.

*	*	*	*

	As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3810, with any questions.

							Sincerely,




							Michele Anderson
							Legal Branch Chief

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Mr. Dolan
Lynch Interactive Corporation
July 8, 2005
Page 5